

September 20, 2011

Via E-mail
Shili Liu
Chief Executive Officer
Man Shing Agricultural Holdings, Inc.
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong

> **Re:** **Man Shing Agricultural Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-53146**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

1. We have reviewed your response to our prior comment 1, noting it appears to be a summary of the same response you provided on July 29, 2011 to our prior comments 1 through 7 and does not appear to address our comment. It appears that the Financial Controller and Chief Financial Officer are responsible for the preparation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations. For your Financial Controller and Chief Financial Officer, please provide us with (i) where their university education was obtained and (ii) the number of hours of continuing education in U.S. GAAP accounting they have received individually in the last two years.

2. In addition, it appears that your Chief Financial Officer has experience with a Hong Kong accounting firm auditing the financial statements for Chinese companies listed in the United States.  Please provide us with (i) the number of years employed with the accounting firm (ii) the role in the audit of such financial statements and (iii) the number and names of clients audited.

3. We reviewed your response to our prior comment 1, noting you have hired a certified public accounting firm in the United States as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting.  Based on your response dated July 29, 2011 to our prior comment 5, this consultant was not engaged until March 2011.  In addition, we note your statement that "in reviewing the Company's financial statements and procedures for the year ended June 30, 2010, the consultant did not identify any deficiencies in the Company's internal control over financial reporting."  Please clarify this statement considering the engagement of this consultant did not occur until March 2011.  Please note that if this reference is to a different consultant please tell us:
   a) The name and address of the accounting firm or organization;
   b) The level of work performed by this firm;
   c) When this firm was engaged;
   d) Where the work was performed;
   e) The qualifications of their employees who perform the services for your company;
   f) How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   g) How many hours they spent last year performing these services for your organization; and
   h) The total amount of fees you paid to each accounting firm or organization in connection with the <u>preparation</u> of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

4. We note from your response to our prior comment 1, and from your response dated July 29, 2011 to our prior comment 5 that you have engaged a certified public accounting firm in March 2011 as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting. Please tell us:
   a) The name and address of the accounting firm or organization;
   b) The level of work performed by this firm;
   c) When this firm was engaged;
   d) Where the work was performed;
   e) The qualifications of their employees who perform the services for your company;
   f) How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    g) How many hours they spent last year performing these services for your organization; and

    h) The total amount of fees you paid to each accounting firm or organization in connection with the <u>preparation</u> of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

<u>Item 4 – Controls and Procedures</u>

<u>Changes in Internal Controls over Financial Reporting, page 23</u>

5. It appears that your disclosure that there has been no change in your internal control over financial reporting during the last fiscal quarter is inconsistent with your response to our prior comment 1 and your response dated July 29, 2011 to our prior comment 5 which states that in March 2011 you engaged a certified public accounting firm in the United States as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting. Please clarify or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant